

Mail Stop 4720

May 24, 2017

Via E-mail
Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

     Re: **Fortress Investment Group LLC**
               Form PREM14A
               Filed April 25, 2017
               File No. 0001-33294

Dear Mr. Bass:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

                              Sincerely,

                              /s/ Michael Clampitt

                              Michael Clampitt
                              Attorney-Advisor
                              Office of Financial Services